ARNOLD & PORTER

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

April 9, 2002

BY HAND DELIVERY

U.S. Securities and Exchange Comm
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities and Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of an Investor Relations Bulletin which was disseminated to the shareholders of EDC on April 6, 2002.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

dlw 4/16

Enclosure

#82-4896

· C.A. La Electricidad de Caracas
· Corporación EDC, C.A.

EDC ANUNCIÓ PAGO DE DIVIDENDO ORDINARIO

Caracas, Venezuela (Abril 6, 2002) – La Junta Directiva de C.A. La Electricidad de Caracas de conformidad con la delegación que le otorgó la Asamblea Ordinaria de Accionistas celebrada el pasado 20 de marzo, anunció el pago del dividendo ordinario en efectivo aprobado en dicha asamblea. El monto a distribuir será de Bs. 17,50 por acción (Bs.875,00 por ADR) a los accionistas inscritos en los libros al 12 de abril de este año y con fecha efectiva de pago al 18 de abril.

Las fechas límite de transacción con beneficio así como la de registro del beneficio fueron aprobadas por la Junta Directiva en su sesión del 4 de abril de 2002.

*****

El Grupo EDC, filial de the AES Corporation, está compuesto por dos Empresas, C.A. La Electricidad de Caracas y Compañías Filiales (EDC) que provee servicio eléctrica principalmente al área metropolitana de Caracas y que es a su vez la empresa privada de servicio eléctrico más grande de Venezuela y la Corporación EDC, C.A. y Compañías Filiales (CEDC) focalizada ésta en negocios de electricidad no regulados en Venezuela y de telecomunicaciones y servicios en Venezuela y el exterior. Cada acción de la EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de la CEDC. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 países.

AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable.

*****

Para más información contactar a Juan J. Azpurua E. al tel: 58-212-502-1893; fax: 58-212-502-3972; ó email: juan.azpurua@grupoedc.com. Dirección: Avenida Vollmer, Urbanización San Bernardino, Caracas, Venezuela.

#82-4896

· C.A. La Electricidad de Caracas
· Corporación EDC, C.A.

INVESTOR RELATIONS BULLETIN
FOR IMMEDIATE RELEASE

GRUPO EDC ANNOUNCES CASH DIVIDEND

Caracas, Venezuela (April 6, 2002) – C.A. La Electricidad de Caracas (EDC) announced the payment of an ordinary cash dividend as approved at the March 20, 2002 Ordinary Shareholder's Meeting. The amount to be distributed will be Bs. 17.50 per share (Bs. 875.00 per ADR) payable on April 18, 2002 to holders of record as of April 12, 2002.

The effective pay date as well as the date for the shareholders of record were approved by EDC's Board of Directors in its April 4, 2002 meeting.

*****

Grupo EDC, a Venezuelan affiliate of The AES Corporation, is comprised of two companies, C.A. La Electricidad de Caracas (EDC) and Corporación EDC (CEDC). EDC provides electric service principally to metropolitan Caracas and surrounding areas and is the largest private-sector electric utility in Venezuela. CEDC concentrates its activities in non-regulated businesses in electricity and telecommunications. Shares of the two companies trade together as "stapled" shares on the Venezuelan stock exchanges. Its American Depositary Receipts trade over the counter in the United States under the ticker symbol "ELDAY"

AES is a leading global power company comprised of competitive generation, distribution, and retail supply businesses in 40 countries.

AES is dedicated to providing electricity worldwide in a socially responsible way.

*****

For more information contact Juan J. Azpurua E. at tel: 58-212-502-1893; fax: 58-212-502-3972; or email: juan.azpurua@grupoedc.com. Grupo EDC's address is Avenida Vollmer, Urbanización San Bernardino, Caracas, Venezuela.